General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2011

(Unaudited)

		Ratio of
		earnings to
		combined
	Ratio of	fixed charges
	earnings to	and preferred
	fixed charges	stock dividends
(Dollars in millions)

Earnings(a)	$2,196	$2,196
Plus:
Interest included in expense(b)	3,667	3,667
One-third of rental expense(c)	53	53
Adjusted “earnings”	$5,916	$5,916

Fixed charges:
Interest included in expense(b)	$3,667	$3,667
Interest capitalized	6	6
One-third of rental expense(c)	53	53
Total fixed charges	$3,726	$3,726

Ratio of earnings to fixed charges	1.59

Preferred stock dividend requirements		$–

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.23

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		$3,726

Total fixed charges and preferred stock dividend requirements		$3,726

Ratio of earnings to combined fixed charges and preferred stock dividends		1.59

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.